UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

2seventy bio, Inc.
(Name of Subject Company)

2seventy bio, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

901384107
(CUSIP Number of Class of Securities)

Chip Baird
Chief Executive Officer
2seventy bio, Inc.
60 Binney Street
Cambridge, MA 02142
(617) 675-7270
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:
Robert F. Masella, Esq.
Mark S. Opper, Esq.
Tevia K. Pollard, Esq.
Michael H. Bison, Esq.
Gregg L. Katz, Esq.
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by 2seventy bio, Inc., a Delaware corporation (the “Company” or “2seventy bio”), with the U.S. Securities and Exchange Commission on April 14, 2025, relating to the tender offer by Daybreak Merger Sub Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Bristol-Myers Squibb, a Delaware corporation (“Bristol-Myers Squibb”), to acquire all of the issued and outstanding shares of common stock, par value $0.0001 per share, of 2seventy bio (the “Shares”) at a price per Share of $5.00, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 14, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, as amended or supplemented from time to time (together with the Offer to Purchase, constitute the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged. This Amendment No. 1 is being filed to reflect certain amendments and updates as reflected below.

Item 8.   Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.
By deleting the second paragraph on page 48 under the subsection entitled “Antitrust Approvals in the United States” (which subsection starts on page 47) in its entirety and replacing it with the following paragraph:

“On April 17, 2025, each of 2seventy bio and Bristol-Myers Squibb filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the Transactions. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire on May 2, 2025, at 11:59 p.m., Eastern Time and 2seventy bio and Bristol-Myers Squibb have requested “early termination” of such waiting period. This period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires ten days after the date when the acquiring person has certified its substantial compliance with such request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Bristol-Myers Squibb and/or 2seventy bio. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. Bristol-Myers Squibb and 2seventy bio do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2seventy bio, Inc.

	By:	/s/ Chip Baird
	Name:	Chip Baird
	Title:	Chief Executive Officer
Dated: April 17, 2025